SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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May 6, 2014

VIE EDGAR

Mr. Justin Dobbie

Mr. J. Nolan McWilliams

Mr. Doug Jones

Mr. Stephen Kim

Division of Corporation Finance

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re:	Tuniu Corporation

CIK No. 0001597095

Responses to the Staff’s comment letter dated May 5, 2014

Dear Mr. Dobbie, Mr. McWilliams, Mr. Jones and Mr. Kim,

On behalf of our client, Tuniu Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 5, 2014. Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”), which has been revised to address the Staff’s comments.

Securities and Exchange Commission

May 6, 2014

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Prospectus Summary, page 1

1.	Please revise the first two paragraphs on page 2 to disclose your preliminary net revenues, net losses and change in sales and marketing expenses for the three months ended March 31, 2014. We note in this regard your revised disclosure in “Recent Developments” beginning on page 65.

The Company has revised the referenced disclosure on pages 2, 67, 95 and 96 of the Registration Statement.

Capitalization, page 51

2.	From disclosure elsewhere in the filing, it appears that all actual Class A ordinary shares outstanding at December 31, 2013, other than the 1,860,000 shares to be offered by the selling shareholders, are to be converted into Class B ordinary shares upon completion of the offering. Please ensure this is clear in the respective pro forma bulleted information disclosed here. Also, conform as appropriate the number of Class A shares outstanding stated in the description of the line item for ordinary shares in the table and the applicable RMB and US$ amounts in the table. For example, it appears that 1,860,000 Class A shares are outstanding on a pro forma basis.

The Company respectfully advises the Staff that as of December 31, 2013, there were a total of 26,000,000 ordinary shares outstanding on an actual basis, and the dual class structure (i.e. the designation of Class A or Class B ordinary shares) will only be effectively adopted upon completion of the initial public offering.

The following events and transactions are reflected in the capitalization table on a pro forma basis:

(i)	the automatic re-designation of all of the existing 26,000,000 ordinary shares as Class B ordinary shares immediately upon completion of this offering,

(ii)	the automatic conversion of all of the outstanding preferred shares into 82,624,391 Class B ordinary shares immediately upon completion of this offering, assuming the initial public offering price will be US$10.00 (RMB60.54) per ADS, the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus, and

Securities and Exchange Commission

May 6, 2014

(iii)	share-based compensation expense of RMB13.4 million (US$2.2 million) associated with options for which the service condition was satisfied as of December 31, 2013, and which the Company expects to record upon completion of this offering.

The following events and transactions are reflected in the capitalization table on a pro forma as-adjusted basis:

(i)	the automatic re-designation of all of the existing 26,000,000 ordinary shares as Class B ordinary shares immediately upon completion of this offering,

(ii)	the automatic conversion of all of the outstanding preferred shares into 82,624,391 Class B ordinary shares immediately upon completion of this offering, assuming the initial public offering price will be US$10.00 (RMB60.54) per ADS, the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus,

(iii)	share-based compensation expense of RMB13.4 million (US$2.2 million) associated with options for which the service condition was satisfied as of December 31, 2013, and which the Company expects to record upon completion of this offering,

(iv)	the issuance and sale of 22,140,000 Class A ordinary shares in the form of ADSs by the Company in this offering at an assumed initial public offering price of US$10.00 (RMB60.54) per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company (assuming the over-allotment option is not exercised),

(v)	the sale of 1,860,000 Class B ordinary shares by the selling shareholders in this offering, and the automatic and immediate conversion of such Class B ordinary shares into the equivalent number of Class A ordinary shares, and

(vi)	the issuance and sale of a total of 10,500,000 Class A ordinary shares to the investors in the Concurrent Private Placement at an assumed initial public offering price of US$10.00 (RMB60.54) per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover page of this prospectus.

Securities and Exchange Commission

May 6, 2014

Based on the above, the Company has revised the respective pro forma bulleted information and made the conforming changes to the capitalization table based on the revised disclosure.

Recent Developments, page 65

3.	To the extent you include partial and preliminary financial results in the prospectus prior to effectiveness, please explain why you can provide only partial and preliminary financial information at the time of the offering.

The Company respectfully advises the Staff that the full interim financial statements are not yet available because notes to the interim financial statements in accordance with Article 10 of Regulation S-X for the first quarter of 2014 are not yet completed. Accordingly, only partial financial information has been provided in the Registration Statement. The Company believes that the existing disclosure in the Registration Statement complies with the form requirements of Form F-1 and Form 20-F.

Principal and Selling Shareholders, page 131

4.	Please refer to the narrative below the bullets. From disclosure elsewhere in the filing it appears that the number of Class A shares in (1) should be 22,140,000 instead of 22,749,000. Please revise or advise.

The Company has revised the referenced disclosure on page 131 of the Registration Statement to reflect that the number of Class A ordinary shares to be sold by the Company and the selling shareholders in the offering includes (i) 22,140,000 Class A ordinary shares to be sold by the Company and (ii) 1,860,000 Class A ordinary shares to be sold by the selling shareholders. Corresponding changes have also been made to page 8 of the Registration Statement.

*        *        *

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned at +852 3740-4863 or julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Dunde Yu, Chief Executive Officer, Tuniu Corporation

Conor Chia-hung Yang, Chief Financial Officer, Tuniu Corporation

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP

Matthew Bersani, Partner, Shearman & Sterling LLP

Shuang Zhao, Partner, Shearman & Sterling LLP